787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 5, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Jeffrey Foor

Re:	SunAmerica Series Trust Registration Statement on Form N-14

(Securities Act File No. 333-251638)

Dear Mr. Foor:

On behalf of SunAmerica Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 25, 2021, regarding the Registration Statement on Form N-14 (the “Registration Statement”) filed by the Registrant with the Commission on December 23, 2020, relating to the acquisition by the SA VCP Dynamic Strategy Portfolio (the “Acquiring Portfolio”), a series of the Registrant, of all of the assets and liabilities of the SA Invesco VCP Equity-Income Portfolio (the “Target Portfolio” and together with the Acquiring Portfolio, the “Portfolios”), a series of the Registrant, in exchange for shares of the Acquiring Portfolio.

The Staff’s comments are summarized below in italicized text. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Registrant. A Pre-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, is being filed concurrently. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment No. 1:	Questions & Answers. Please include an additional question comparing the objectives and strategies of the Portfolios (i.e., How do the Portfolios’ investment objectives and strategies compare?)

Response No. 1:	The requested change has been made.

Comment No. 2:	Combined Prospectus/Information Statement – Summary – Principal Investment Risks. Please consider revising the table listing the principal risks to line up the risks horizontally for comparison purposes rather than listing the risks in alphabetical order, similar to the format for the table comparing investment strategies

Response No. 2:	The requested change has been made.

Comment No. 3:	Combined Prospectus/Information Statement – Comparison of the Portfolios – Principal and Non-Principal Investment Risks. Above the table, please include a brief narrative comparing the risks for the Portfolios and highlighting the most significant differences. See Item 3(c) of Form N-14 which requires a brief comparison of the target and acquiring portfolio.

Response No. 3:	The requested change has been made.

Comment No. 4:	The Staff notes that there are some significant blanks in the filing, such as performance information. Please complete any missing information and file an auditor’s consent in a pre-effective amendment. In addition, please advise the Staff as to the Registrant’s filing plan (i.e., timing of pre-effective amendment and effectiveness).

Response No. 4	To the extent applicable, the Registrant has confirmed or updated all information that was in brackets or missing in the Registration Statement. The Registrant confirms that it will file an auditor’s consent with the pre-effective amendment. In addition, the Registrant has sent separate correspondence to the Staff with respect to its filing plan.

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Please do not hesitate to contact me at (212) 728-8037 if you have comments or if you require additional information.

Respectfully submitted,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

cc:	Katherine D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLC